UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **June 1, 2011**

DELMARVA POWER & LIGHT COMPANY
(Exact name of registrant as specified in its charter)

Delaware and Virginia	**001-01405**	**51-0084283**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 North Wakefield Drive, 2nd Floor, Newark, DE	**19702**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-2000**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03   **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.**

On June 1, 2011, Delmarva Power & Light Company (the "Company") completed the resale of $34,500,000 in aggregate principal amount of The Delaware Economic Development Authority Pollution Control Refunding Revenue Bonds (Delmarva Power & Light Company Project) Series 2001C (the "Bonds"). The Company realized net proceeds from the sale of approximately $34,387,875 before the deduction of offering expenses. The Company intends to use the proceeds for general corporate purposes.

The Bonds were initially issued and sold by The Delaware Economic Development Authority ("DEDA") on May 11, 2001, pursuant to an indenture of trust (as amended and supplemented, the "Indenture"), dated as of May 1, 2001, between DEDA and The Bank of New York Mellon, as trustee (the "Trustee"). The Company received the proceeds from the original issuance of the Bonds pursuant to a loan agreement, dated as of May 1, 2001, as amended and supplemented, between DEDA and the Company and used such proceeds to refund certain bonds previously issued by DEDA to finance or refinance certain pollution control facilities. The Company repurchased the Bonds on May 2, 2011, pursuant to a mandatory repurchase provision in the Indenture triggered by the expiration of the original interest rate period specified by the Bonds. While the Company held the Bonds, they remained outstanding as a contractual matter, but were considered extinguished for accounting purposes. Accordingly, the resale of the Bonds will be recorded as a long-term liability on its balance sheet.

In connection with the resale of the Bonds, the interest rate on the Bonds has been modified such that they will bear interest at a fixed rate of 0.75% per annum, payable each June 1 and December 1, commencing December 1, 2011. The Bonds are subject to mandatory purchase by the Company on June 1, 2012 at a purchase price equal to 100% of the principal amount, plus accrued interest, if any, to the purchase date.

The payment of principal and interest on the bonds is secured by $34,500,000 principal amount of the Company's First Mortgage Bonds, Series 2001C Collateral Bonds due May 1, 2026 (the "Collateral Bonds") issued to the Trustee pursuant to and secured by the Company's Mortgage and Deed of Trust, dated as of October 1, 1943, to The Bank of New York Mellon (formerly known as The Bank of New York and ultimate successor to The New York Trust Company), as trustee, as amended and supplemented by various supplemental indentures including the One Hundred and Fifth Supplemental Indenture, dated as of September 22, 2009, and the One Hundred and Eighth Supplemental Indenture, dated as of May 2, 2011 (the "2011 Supplemental Indenture"), which relate to the issuance, and set forth the terms, of the Collateral Bonds. The 2011 Supplemental Indenture is filed herewith as Exhibit 4.2.

The Bonds were resold by the Company pursuant to a Reoffering Agreement, dated May 18, 2011 (the "Reoffering Agreement"), with Morgan Stanley & Co. Incorporated, as remarketing agent under the Indenture and as underwriter (the "Underwriter"). The Underwriter or its affiliates have provided investment or commercial banking services to the Company and its affiliates, including as an underwriter of their securities, in the past and are likely to do so in the future. The Underwriter receives customary fees and commissions from the Company and its affiliates for these services.

The Reoffering Agreement is filed herewith as Exhibit 1.1.

Item 9.01 **Financial Statements and Exhibits**

(d) Exhibits

Exhibit No.	Description of Exhibit
1.1	Reoffering Agreement, dated May 18, 2011, by the Company and Morgan Stanley & Co. Incorporated, as remarketing agent, and Morgan Stanley & Co. Incorporated, as underwriter
4.1	Form of First Mortgage Bond, Series 2001C Collateral Bonds due May 1, 2026 (included in Exhibit 4.2)
4.2	One Hundred and Eighth Supplemental Indenture, dated as of May 2, 2011, between the Company and The Bank of New York Mellon, as successor trustee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DELMARVA POWER & LIGHT COMPANY

Date: June 3, 2011   /s/ A. J. KAMERICK
                                   Name: Anthony J. Kamerick
                                   Title: Senior Vice President and
                                                 Chief Financial Officer

Exhibit Index

Exhibit No.	Description of Exhibit
1.1	Reoffering Agreement, dated May 18, 2011, by the Company and Morgan Stanley & Co. Incorporated, as remarketing agent, and Morgan Stanley & Co. Incorporated, as underwriter
4.1	Form of First Mortgage Bond, Series 2001C Collateral Bonds due May 1, 2026 (included in Exhibit 4.2)
4.2	One Hundred and Eighth Supplemental Indenture, dated as of May 2, 2011, between the Company and The Bank of New York Mellon, as successor trustee